UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	FQF Trust

Address and Principal
Business Office:	230 Congress Street, Floor 5
Boston, MA 02110

Telephone Number:	(617) 292-9801

Name and Address of Agent
for Service of Process:	Ronald C. Martin
230 Congress Street, Floor 5
Boston, MA 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A: ☒ Yes ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the State of Massachusetts on the 30th day of March, 2011.

FQF TRUST By: /s/ Ronald C. Martin Name: Ronald C. Martin Title: Trustee

Attest:   /s/ Kishore Karunakaran
Name: Kishore Karunakaran
Title:   President